UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒
ANNUAL REPORT PURSUANT TO SECTION 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

or

☐
TRANSITION REPORT PURSUANT TO SECTION 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to __________

Commission File No. 001-36228

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Navient 401(k) Savings Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Navient Corporation
13865 Sunrise Valley Drive
Herndon, Virginia 20171

REQUIRED INFORMATION

The Navient 401(k) Savings Plan (the Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and for purposes of satisfying the requirements of 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they were not applicable.

Navient 401(k) Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Fiduciary Committee and Plan Participants

Navient 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Navient 401(k) Savings Plan (the "Plan") as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CohnReznick LLP

We have served as the Plan's auditor since 2014.

Bethesda, Maryland
June 23, 2026

Navient 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024

Assets:

Investments, at fair value	$643,029,010	$687,690,167
Notes receivable from participants	2,808,815	6,333,718

Net assets available for benefits	$645,837,825	$694,023,885

See Notes to Financial Statements

Navient 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

Additions

Investment income:

Net appreciation in fair value of investments	$87,472,970
Dividends and interest	13,307,272
Other income	113,561
100,893,803

Interest on notes receivable from participants	312,028

Contributions:
Employer	5,181,510
Participant	10,705,041
Rollover	1,761,005
17,647,556

Total Additions	118,853,387

Deductions
Benefits paid to participants	108,249,973
Administrative expenses	258,748

Total Deductions	108,508,721

Net increase	10,344,666

Transfers to other plans (see Note 1)	(58,530,726)

Net assets available for benefits:
Beginning of year	694,023,885
End of year	$645,837,825

See Notes to Financial Statements

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

1.
Plan Description
General

The Navient 401(k) Savings Plan (the "Plan") was established on April 30, 2014, as a defined contribution plan established for the benefit of certain eligible employees of Navient Corporation (the "Company") and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Navient Corporation Employee Benefits Fiduciary Committee (the "Committee") is responsible for oversight of the Plan. The Committee determines the appropriateness of the Plan's investment offerings and monitors investment performance. The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

The Plan covers substantially all employees of the Company and its participating subsidiaries. Eligible employees may participate in the Plan after one month of service. Effective June 1, 2021, the Plan eligibility was amended to include temporary employees who have worked at least 1,000 hours of service in an initial twelve-month period or thereafter, measured as of January 1st.

In February 2025, the Company sold its government services business and nearly 1,200 employees were transferred to Gallant GAPS Holdings, LLC, an affiliate of Gallant Capital Partners, LLC. Employees distributed or transferred out of the Plan were fully vested upon transfer or distribution.

Fidelity Management Trust Company (“Fidelity”) is the Plan Trustee. An affiliate of Fidelity, Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”), serves as recordkeeper.

Contributions and vesting
Participants are eligible to contribute from 1 to 75 percent of their eligible compensation to the Plan, in increments of whole percentages, up to the Internal Revenue Service (“IRS”) annual maximum limits. The Plan allows participants who will attain age 50 in the current Plan year to make catch-up contributions into the Plan up to the IRS maximum. The Plan has a qualified automatic contribution arrangement (“QACA”) in which eligible employees are automatically enrolled to contribute 3% of their eligible compensation each pay period. This contribution amount automatically increases each year by 1% of eligible compensation, up to a maximum employee contribution equal to 10% of eligible compensation. Participants have the ability to opt out of automatic enrollments and automatic increases. Participants may also contribute amounts into the Plan from other qualified employer plans in which they had previously participated. Participants direct the investment of their contributions into various investment options offered by the Plan.

Effective August 2, 2021, Participants are restricted from directing more than 20% of their future contributions into the Navient Stock Fund. In addition, Participants will be restricted from directing more than 20% of their existing aggregate account balance to the Navient Stock Fund.

The Company makes a QACA safe harbor matching contribution on behalf of each participant after the participant has accrued six months of service. This matching contribution is 100% of employee contributions (i.e., a dollar-for-dollar match) up to the first 5% of a participant’s compensation. These matching contributions and related earnings vest after one year of service. Participants also direct the investments of Company contributions.

Participants forfeit their right to Company contributions that are unvested at the time of their termination of service. During 2025, Company contributions were reduced by $4,914 from previously forfeited non-vested accounts. Unused forfeitures at December 31, 2025 and 2024 totaled $3,916 and $4,391, respectively, which will be used to offset future Company contributions.

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

The Plan also allows the Company to make a discretionary profit-sharing contribution, whereby the Company determines the amount of net profits, if any, to contribute to the Plan. The Company did not make any profit-sharing contributions for the year ended December 31, 2025.

Notes receivable from participants
Participants may generally borrow up to 50% of their vested benefit to a maximum of $50,000. Participants may have no more than two loans outstanding at any time. The term of a loan will be three or five years, at the election of the participant, except for a loan to purchase the participant's principal residence, which can be repaid over 20 years. Loans are secured by the participant's account balance, bear interest at the prime rate established by the Federal Reserve and are repaid biweekly through automatic payroll deductions. In addition, participants may repay all or a portion (in $500 increments) of such loans at any time. Loans allowable under the Plan, collateralized by participant account balances, are due in varying installments through 2036, with interest rates ranging from 3.25% to 9%.

Investment elections
The Plan offers a variety of investment options, including various registered investment companies, a unitized employer stock fund and common collective trust funds. In addition, participants have the option to direct investments through a self-directed brokerage account. Under the self-directed brokerage account, participants may direct investments in many eligible security types other than Company stock or other investments offered by Fidelity within the Plan. If a participant does not make an investment election, contributions are made to a qualified default investment. The qualified default investment is the Fidelity Freedom Fund, based on the participant’s date of birth and year in which the participant attains age 65.

Participant accounts
Each participant’s account is credited with the participant’s and the Company’s contributions and their portion of the Plan’s earnings (losses). Plan earnings (losses) are allocated based on the participant’s designated investments of their account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of benefits
Participants may withdraw funds from their account upon retirement, disability, separation from employment, attainment of age 59-1/2, and certain other times as specified in the Plan document. Distributions shall be made in a lump sum in cash, in the Company’s common stock, or a combination thereof, reduced by the outstanding balance of any loans not repaid by the participant.

Administrative expenses
Participants pay fees relating to participant’s loans and withdrawals. Additionally, participants may pay for commissions associated with common stock purchases and sales and short-term transaction fees in certain funds when participants trade in and out of the funds within the time restriction specified for such funds. Participant costs, including investment management fees charged by the respective funds, are charged directly to the participant's account and are reflected in the statement of changes in net assets available for benefits. The Company bears the remaining cost of Plan administration.

Plan administration
The Navient Corporation Employee Benefits Fiduciary Committee administers the Plan and is responsible for development of Plan investment policies and guidelines. Officers and Directors of the Company or its subsidiaries presently serve as Committee members. The Plan did not pay the Company, its subsidiaries or the Committee members for their services.

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

2.
Summary of Significant Accounting Policies

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Fair value measurements
Financial Accounting Standards Board’s ("FASB") Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments included in Level 1 are highly liquid instruments with quoted prices.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Pricing inputs significant to the valuation are unobservable. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

The related disclosures are in Note 3.

Investment valuation and income recognition
Investments held by the Plan at December 31, 2025, consist of various mutual funds, a unitized employer common stock fund, common/collective trusts, and a self-directed brokerage option:

●
Mutual funds - Fair value is determined based on quoted market prices, which represents the net asset value (“NAV”) for shares held at year-end.

●
Common stock fund – The Navient Stock Fund unit value is based on the closing price of the Company’s stock and the value of the money market component on the last business day of the Plan year. The Company’s stock is listed and traded on the NASDAQ Global Select Market. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices.

●
Common/collective trusts (“CCTs”) – CCT funds are valued at the NAV of units of CCT. The NAV, as provided by the CCT managers, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

●
Self-directed brokerage – All brokerage account investments traded on a national securities exchange are carried at fair value based on the closing price on the last business day of the year.

Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on an accrual basis. Purchases and sales of securities are recorded on the trade date.

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Contributions
Contributions made by employees electing to participate in the Plan under salary reduction agreements or by automatic enrollment and Company contributions are recorded when payable into the Plan.

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties
The Plan provides for various investment options. Such investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term, including a decrease in value, and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Benefit payments
Benefits are recorded when paid.

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

3.
Fair Value Measurements

The fair value of Plan investments at December 31, 2025 and 2024 are shown in the tables below:

		Based on

	Fair value at December 31, 2025	Quoted prices in active markets (Level 1)	Other observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Mutual funds	$131,016,324	$131,016,324	$-	$-
Common stock fund	6,016,875	-	6,016,875	-
Self-directed brokerage account	27,626,365	27,626,365	-	-
	164,659,564	$158,642,689	$6,016,875	$-
Investments measured at NAV (a)	478,369,446
	$643,029,010

		Based on

	Fair value at December 31, 2024	Quoted prices in active markets (Level 1)	Other observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Mutual funds	$482,999,332	$482,999,332	$-	$-
Common stock fund	7,390,479	-	7,390,479	-
Self-directed brokerage account	33,293,316	33,293,316	-	-
	523,683,127	$516,292,648	$7,390,479	$-
Investments measured at NAV (a)	164,007,040
	$687,690,167

(a) In accordance with Subtopic 820-10, investments in common collective trusts that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. There are no participant redemptions restrictions for these investments; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share.

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

4.
Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Internal Revenue Code (“IRC”). In the event of Plan termination, participants would become 100% vested in their Company contributions.

5.
Related-Party Transactions and Party-In-Interest Transactions

Certain Plan investments are managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest transactions. The Plan also earns "revenue credits" from Fidelity based on certain investments of the Plan. During 2025, $113,561 was earned and included in other income on the statement of changes in net assets available for benefits. These fee credits are allocated to participants who invested in the Plan investments that earned the fee credits.

Additionally, the Plan has investments in the Navient Stock Fund comprised principally of Navient Corporation common stock. At December 31, 2025 and 2024, the Plan held 588,672 and 708,340 units, respectively, valued at $6,016,875, and $7,390,479, respectively. During 2025, 49,602 units in the amount of $516,676 were purchased and 169,270 units in the amount of $1,752,506 were sold related to the Navient Stock Fund. Such transactions qualify as party-in-interest transactions, as Navient Corporation is the Plan’s sponsor. During 2025, the Plan recorded dividend income in the amount of $320,605 from participants’ investments in the Navient Stock Fund.

6.
Income Tax Status

The IRS has determined and informed the Company by a letter dated August 10, 2016, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan and related trust are operating in accordance with the IRC and are qualified under Section 401(a) of the IRC. Accordingly, no provision for income taxes has been made.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions for years since inception; however, there are currently no audits for any tax periods in progress.

7.
Subsequent Events

Management has evaluated subsequent events through June 23, 2026, the date the financial statements were issued.

Navient 401(k) Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 46-4054283  Plan: 001

December 31, 2025

(a)	(b) Identity of issuer, borrower, or similar entity	(c) Description of Investment	(d) Cost	(e) Current value

**	BROKERAGELINK	Self-Directed Brokerage Account	See Note	$27,626,365
	JH ENTERPRISE III	Common/Collective Trust	See Note	13,124,853
	COL OVERSEAS VAL R	Common/Collective Trust	See Note	16,155,851
	AS SPL SM CAP VAL E	Common/Collective Trust	See Note	3,985,342
	PUTNAM STABLE VALUE	Common/Collective Trust	See Note	4,842,857
	PGIM GLB TOT RTN Z	Mutual Funds	See Note	712,285
	LOOMIS SM CP GRTH N	Mutual Funds	See Note	16,724,520
	DODGE & COX INCOME X	Mutual Funds	See Note	18,818,719
	VANG VMMR-FED MMKT	Mutual Funds	See Note	25,974,623
	AF WASH MUTL INV R6	Mutual Funds	See Note	17,149,913
	VICTORY S ESTB VAL Y	Mutual Funds	See Note	14,029,526
*	NAVIENT STOCK FUND	Common Stock Fund	See Note	6,016,875
*	FID BALANCED K	Mutual Funds	See Note	23,471,401
*	FID US BOND IDX	Mutual Funds	See Note	12,040,713
*	FID INFL PR BD IDX	Mutual Funds	See Note	2,094,624
*	FID CONTRA POOL CL A	Common/Collective Trust	See Note	81,245,975
*	FID OTC POOL A	Common/Collective Trust	See Note	45,534,030
*	SP 500 INDEX PL CL C	Common/Collective Trust	See Note	114,761,691
*	SP SMALL CP IND CL C	Common/Collective Trust	See Note	5,868,119
*	SP INTL INDEX C	Common/Collective Trust	See Note	15,409,275
*	SP MID CAP IDX CL C	Common/Collective Trust	See Note	9,520,192
*	FID FRDM RETIRE D	Common/Collective Trust	See Note	1,409,766
*	FID FRDM 2010 CP D	Common/Collective Trust	See Note	1,263,388
*	FID FRDM 2015 CP D	Common/Collective Trust	See Note	209,320
*	FID FRDM 2020 CP D	Common/Collective Trust	See Note	7,489,565
*	FID FRDM 2025 CP D	Common/Collective Trust	See Note	10,611,006
*	FID FRDM 2030 CP D	Common/Collective Trust	See Note	28,710,069
*	FID FRDM 2035 CP D	Common/Collective Trust	See Note	18,792,691
*	FID FRDM 2040 CP D	Common/Collective Trust	See Note	34,500,176
*	FID FRDM 2045 CP D	Common/Collective Trust	See Note	16,900,135
*	FID FRDM 2050 CP D	Common/Collective Trust	See Note	18,495,519
*	FID FRDM 2055 CP D	Common/Collective Trust	See Note	20,931,158
*	FID FRDM 2060 CP D	Common/Collective Trust	See Note	7,257,472
*	FID FRDM 2065 CP D	Common/Collective Trust	See Note	1,283,728
*	FID FRDM 2070 CP D	Common/Collective Trust	See Note	67,267
*	Plan participants	Participant Loans***	-	2,808,815

	Total			$645,837,825

* Denotes a party-in-interest

** Some investments within Brokeragelink are in funds offered by affiliates of Fidelity, a party-in-interest

*** Collateralized by participant accounts with interest ranging from 3.25% to 9% per annum

Note: Cost information is not required for participant-directed investments and therefore is not included in this schedule.

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE NAVIENT 401(k) SAVINGS PLAN (The Plan)

Date: June 23, 2026	By:	/s/ Ted A. Morris
Ted A. Morris
Senior Vice President and Controller On behalf of the Navient Corporation Employee Benefits Fiduciary Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)